FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

               For the Period July 1, 2004 to September 30, 2004


                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-2 PLC


                                    By:     /s/  Clive Rakestrow
                                       ---------------------------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director
Date: November 15, 2004

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:     /s/  Jonathan David Rigby
                                       --------------------------------
                                    Name:   Jonathan David Rigby
                                    Title:  Director
Date: November 15, 2004

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:     /s/  Daniel Le Blancq
                                       --------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director
Date: November 15, 2004

INVESTORS' QUARTERLY REPORT
GRANITE MORTGAGES 03-2 PLC
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 July, 2004 - 30 September, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              268,552

Current Balance - Trust Mortgage Assets                 (GBP)23,030,235,806

Current Balance - Trust Cash and other Assets           (GBP)1,196,705,561

Last Months Closing Trust Assets                        (GBP)24,117,800,993

Funding share                                           (GBP)21,743,327,488

Funding Share Percentage                                      89.75%

Seller Share*                                           (GBP)2,483,613,879

Seller Share Percentage                                       10.25%

Minimum Seller Share (Amount)*                          (GBP)1,298,577,341

Minimum Seller Share (% of Total)                               5.36%

Excess Spread last quarter annualised (% of Total)              0.19%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------------
                          Number             Principal (GBP)         Arrears (GBP)             By Principal (%)
< 1 Month                264,687             22,709,498,193                0                       98.61%

> = 1 < 3 Months          3,142               265,977,879             2,613,876                     1.15%

> = 3 < 6 Months           577                 43,647,333             1,085,891                     0.19%

> = 6 < 9 Months           114                 8,568,645               361,833                      0.04%

> = 9 < 12 Months           32                 2,573,756               155,976                      0.01%

> = 12 Months               0                      0                      0                         0.00%

Total                    268,552            23,030,265,806            4,217,576                    100.00%
-------------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                          Number          Principal (GBP)        Arrears (GBP)

Total (since inception)    234              13,926,695              700,321
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                              84

Number Brought Forward                                                60

Repossessed (Current Month)                                           24

Sold (since inception)                                                150

Sold (current month)                                                   8

Sale Price / Last Loan Valuation                                     1.03

Average Time from Possession to Sale (days)                           130

Average Arrears at Sale                                           (GBP)2,460

Average Principal Loss (Since inception)*                          (GBP)145

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                   8

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    62
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                          0               (GBP)0

Substituted to date (since 26 March 2001)     478,055     (GBP)39,832,603,134
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly         Annualised

Current Month CPR Rate                         4.72%            44.04%

Previous Month CPR Rate                        5.03%            46.16%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                     24.06

Weighted Average Remaining Term (by value) Years                 20.33

Average Loan Size                                             (GBP)85,757

Weighted Average LTV (by value)                                  75.17%

Weighted Average Indexed LTV (by value)                          62.04%

Non Verified (by value)                                          35.29%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                          49.34%

Together (by balance)                                            23.98%

Capped (by balance)                                               0.94%

Variable (by balance)                                            22.72%

Tracker (by balance)                                              3.03%

Total                                                            100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------------
                          Number             % of Total            Value (GBP)                  % of Total

East Anglia               5,385                2.01%               462,907,740                    2.01%

East Midlands             18,969               7.06%              1,450,904,856                   6.30%

Greater London            32,592              12.14%              4,610,653,208                   20.02%

North                     31,331              11.67%              1,773,328,157                   7.70%

North West                36,232              13.49%              2,475,750,349                   10.75%

Scotland                  29,813              11.10%              1,881,570,265                   8.17%

South East                39,808              14.82%              4,695,865,081                   20.39%

South West                17,171               6.39%              1,644,358,837                   7.14%

Wales                     11,096               4.13%               746,179,640                    3.24%

West Midlands             17,634               6.57%              1,411,753,455                   6.13%

Yorkshire                 28,521              10.62%              1,876,964,218                   8.15%

Total                    268,552               100%              23,030,235,806                    100%
-------------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                   % of Total

0% < 25%                                       9,044               354,665,631                    1.54%

> = 25% < 50%                                 31,213              2,282,296,368                   9.91%

> = 50% < 60%                                 20,465              1,833,206,770                   7.96%

> = 60% < 65%                                 12,070              1,146,905,743                   4.98%

> = 65% < 70%                                 14,176              1,384,117,172                   6.01%

> = 70% < 75%                                 19,592              1,870,055,147                   8.12%

> = 75% < 80%                                 20,852              2,293,811,486                   9.96%

> = 80% < 85%                                 31,818              3,291,020,697                   14.29%

> = 85% < 90%                                 37,857              3,212,717,895                   13.95%

> = 90% < 95%                                 55,231              4,173,078,728                   18.12%

> = 95% < 100%                                16,031              1,176,845,050                   5.11%

> = 100%                                        203                11,515,118                     0.05%

Total                                         268,552            23,030,235,806                   100.0%
-------------------------------------------------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                  % of Total

Endowment                                     28,295              2,169,448,213                   9.42%

Interest Only                                 35,856              5,036,712,571                   21.87%

Pension Policy                                  648                66,787,684                     0.29%

Personal Equity Plan                           1,215               89,817,920                     0.39%

Repayment                                     202,538            15,667,469,419                   68.03%

Total                                         268,552            23,030,235,806                  100.00%
-------------------------------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                  % of Total

Full Time                                     235,562            19,046,005,012                   82.70%

Part Time                                      3,350               202,666,075                    0.88%

Retired                                         501                16,121,165                     0.07%

Self Employed                                 26,431              3,634,171,210                   15.78%

Other                                          2,708               131,272,344                    0.57%

Total                                         268,552            23,030,235,806                  100.00%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                  6.84%

Effective Date of Change                                      1 September 2004
-------------------------------------------------------------------------------

Notes      Granite Mortgages 03-2 plc

-------------------------------------------------------------------------------------------------------------------------
                       Outstanding                Rating                 Reference Rate             Margin
                                             Moodys/S&P/Fitch

Series 1

A1                      $391,997,567           Aaa/AAA/AAA                   1.71%                   0.08%

A2                     $1,006,000,000          Aaa/AAA/AAA                   1.79%                   0.16%

A3                      $500,000,000           Aaa/AAA/AAA                   1.88%                   0.25%

B                       $76,500,000             Aa3/AA/AA                    2.12%                   0.49%

C                       $10,500,000           Baa2/BBB/BBB                   3.18%                   1.55%

Series 2

A                     (euro)300,000,000        Aaa/AAA/AAA                   2.37%                   0.25%

B                      (euro)72,900,000         Aa3/AA/AA                    2.61%                   0.49%

M                      (euro)52,300,000          A2/A/A                      2.87%                   0.75%

C1                     (euro)16,000,000        Baa2/BBB/BBB                  5.20%              Fixed until 07/10

C2                     (euro)65,500,000        Baa2/BBB/BBB                  3.67%                   1.55%

Series 3

A                      (GBP)352,280,000         Aaa/AAA/AAA                  4.625%             Fixed until 07/10

C                      (GBP)15,000,000         Baa2/BBB/BBB                  6.38%                   1.55%
-------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------------
                                                                                               % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                  (GBP)137,050,418             6.98%

Class C Notes ((GBP) Equivalent)                                         (GBP)79,770,314             4.06%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                  (GBP)137,050,418             0.63%

Class C Notes ((GBP) Equivalent)                                         (GBP)79,770,314             0.37%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                          (GBP)35,000,000             0.16%

Balance Brought Forward                                                  (GBP)23,813,581             0.11%

Drawings this Period                                                          (GBP)0                 0.00%

Excess Spread this Period                                                (GBP)1,814,620              0.01%

Funding Reserve Fund Top-up this Period*                                 (GBP)7,110,924              0.03%

Current Balance                                                          (GBP)32,739,125             0.15%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                  (GBP)19,386,993             0.09%

Funding Reserve %                                                              1.0%                    NA
-------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.